                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                F O R M 11 - K

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  August 31, 1999
For the fiscal year ended.......................................................


                                      OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from........................to........................



         Commission file number......1-11288..... [Applied Power Inc.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                APW 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              APPLIED POWER INC.
                       N22 W23685 RIDGEVIEW PARKWAY WEST
                              WAUKESHA, WI 53188

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     APW 401(k) PLAN



Date: February 25, 2000              /s/ Richard D. Carroll
                                     -------------------------------------
                                     Richard D. Carroll
                                     Plan Administrative Committee Member

APW 401(k) PLAN



Report on Audits of Financial Statements
As of and for the years ended August 31, 1999 and 1998 and Supplemental Schedules for the year ended August 31, 1999

APW 401(k) Plan
Index
--------------------------------------------------------------------------------

                                                                       Pages
                                                                       -----
     Report of Independent Accountants                                   2

     Financial Statements:
       Statements of Net Assets Available for Plan Benefits,
          August 31, 1999 and 1998                                       3

       Statements of Changes in Net Assets Available
          for Plan Benefits for the years ended
          August 31, 1999 and 1998                                       4

       Notes to Financial Statements                                   5-9

     Supplemental Schedules:
       Item 27(a) - Schedule of Assets Held for Investment Purposes
          as of August 31, 1999                                         10

       Item 27(d) - Schedule of Reportable Transactions
          for the year ended August 31, 1999                            11

                       Report of Independent Accountants


APW 401(k) Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits, after the restatement described in Note 3, present fairly, in all material respects, the net assets available for plan benefits of the APW 401(k) Plan (the "Plan") at August 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of August 31, 1999, and (2) reportable transactions for the year ended August 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes does not disclose the historical cost of plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 11, 2000

APW 401(k) Plan
Statements of Net Assets Available for Plan Benefits
August 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999         1998*
                                                       ------------  -----------
Assets

Investments                                            $112,960,145  $77,420,248

Contributions receivable - participants                     246,734      155,682
                                                       ------------  -----------

     Net assets available for plan benefits            $113,206,879  $77,575,930
                                                       ============  ===========

*Restated, see Note 3 of Notes to Financial Statements.

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Statements of Changes in Net Assets Available for Plan Benefits
for the years ended August 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                          1999         1998*
                                                      ------------  -----------
Additions:
Investment income:
  Interest and dividends                              $  4,077,518  $ 1,212,197
  Net appreciation (depreciation) in
      fair value of investments                         19,075,160   (9,846,059)
                                                      ------------  -----------

        Total investment income (loss)                  23,152,678   (8,633,862)
                                                      ------------  -----------

Contributions:
  Employer                                               5,477,123    1,711,829
  Rollovers                                                881,343      799,559
  Participants                                           7,863,449    3,917,635
                                                      ------------  -----------

        Total contributions                             14,221,915    6,429,023
                                                      ------------  -----------

        Total additions (reductions)                    37,374,593   (2,204,839)
                                                      ------------  -----------

Deductions:
  Distributions to participants                         (8,556,752)  (7,668,759)
  Administrative expenses and other                        (32,924)      (5,454)
                                                      ------------  -----------

        Total deductions                                (8,589,676)  (7,674,213)
                                                      ------------  -----------

Transfers from other plans                               6,846,032   44,402,914
                                                      ------------  -----------

        Net increase                                    35,630,949   34,523,862

Net assets available for plan benefits:
  Beginning of year                                     77,575,930   43,052,068
                                                      ------------  -----------

  End of year                                         $113,206,879  $77,575,930
                                                      ============  ===========

*Restated, see Note 3 of Notes to Financial Statements.

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Plan Description:

   The following description of the APW 401(k) Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   a. General: Prior to January 1, 1998, Applied Power Inc. (the "Company") operated two retirement savings plans, the Applied Power Inc. Employee Stock Ownership Plan (the "ESOP Plan") which had an August 31 plan year end, and the Applied Power Inc. Employee Savings Plan (the "Savings Plan") which had a December 31 plan year end. The ESOP Plan operated as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code. The Savings Plan operated as a 401(k) salary reduction plan. On January 1, 1998, the Savings Plan was merged with the ESOP Plan to become the APW 401(k) Plan (the "Plan"). The Savings Plan and ESOP Plan were merged to consolidate trustee and administrative functions.

       Beginning January 1, 1998, the Plan operates as a 401(k) salary reduction plan. Generally, all employees of the Company's domestic subsidiaries who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan. Employees of acquired companies are added to the Plan at the discretion of the Company. The Plan allows participants to reduce their taxable income by making voluntary contributions to the Plan on a "before-tax" basis in an amount representing a fixed percent of their defined compensation, not to exceed 19%, subject to certain Internal Revenue Service limitations. Participants are also allowed to make additional contributions not to exceed 5% of their defined compensation on an "after-tax" basis, subject to certain limitations. Plan participants have the ability to self-direct their contributions into various funds.

       For the period from September 1, 1997 to December 31, 1997, the provisions of the ESOP Plan were in effect. Generally, all employees of the Company and its domestic subsidiaries were eligible to participate in the ESOP Plan. Employees of acquired companies were added to the ESOP Plan at the discretion of the Company. An employee became eligible to participate in the ESOP Plan on the first date on which the employee completed an hour of service if such employee attained at least 1,000 hours of service during the plan year.

       During 1999, $6,846,032 of net assets available for plan benefits were transferred into the Plan from various other Plans. On January 1, 1998, $44,402,914 of net assets available for plan benefits were transferred into the Plan from the Savings Plan. Also on January 1, 1998, Fidelity Institutional Retirement Services Company became the trustee of the Plan.

   b. Company Contributions: The Company matches the first $300 of pre-tax contributions by employees who were employed on the last day of the plan year, even if the employee was not contributing on the last day, plus an additional 25% of employee pre-tax contributions between $300 and 6% of the participant's eligible compensation (after-tax contributions are not matched).

       At the end of each plan year, the Company makes a "core" contribution to the accounts of all eligible participants. Employees must be employed at plan year end and must have 1,000 or more hours of service in the plan year to be eligible for the core contribution. The core contribution is equal to 3% of defined compensation for that plan year, subject to certain limitations. All Company contributions are invested in the APW Stock Fund. Participants who are age 50 or older and fully vested are eligible to invest one-half of their Company contribution into any of the investment funds available under the Plan.

APW 401(k) Plan
Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

1. Plan Description, Continued:

      For the period from September 1, 1997 to December 31, 1997, under the ESOP Plan provisions, eligible participants received contributions equalling 3% of qualified compensation for each plan year, plus such additional amounts as the Board of Directors of the Company determined from time to time.
      The percentage of pay and any discretionary contributions were made in cash or qualifying employer securities; however, all contributions were to be made in cash if there was a stock obligation outstanding.

   c. Investment Options: The Plan allows participants to direct the investment of their contributions among several investment funds. The funds are maintained by Fidelity Institutional Retirement Services Company. As of August 31, 1999 and 1998, the Plan provided the following investment funds in which participant contributions to the Plan could be invested:

      Equity Growth (Magellan) Fund: Invests in common stocks seeking long-term capital appreciation.

      Growth Company Fund: Invests in stocks of companies with above-average growth potential, aggressively seeking investment growth.

      Intermediate Bond Fund: Invests in fixed income obligations with intermediate maturities, seeking high levels of current income.

      Balanced Fund: Invests in common and preferred stocks and bonds seeking as much income as possible, consistent with preservation of capital.

      International Growth and Income Fund: Invests in foreign securities seeking capital growth and current income.

      Low-Priced Stock Fund: Invests in equity securities that are considered by the fund's management to be low-priced at the time of purchase ($25 or less per share), seeking long-term capital appreciation.

      Managed Income Portfolio Fund: Invests in short and long-term investment contracts, seeking preservation of capital and a competitive level of income over time.

      Spartan U.S. Equity Index Portfolio Fund: Invests in stocks of companies on the Standard & Poor's 500 Index, and seeks as much income as possible, consistent with preservation of capital.

      APW Stock Fund: Seeks to achieve long-term capital appreciation and current income by investing in the common stock of Applied Power Inc.

   d. Participant Accounts: Each participant's account is credited with the participant's contribution, the Company's matching and core contributions, and any additional Company contributions, an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations of Plan earnings and administrative expenses are determined in accordance with the proportion of a participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   e. Vesting: Participants are immediately vested in their salary deferred and voluntary contributions. As of January 1, 1998, vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Benefits from employer contributions are vested at 50% after three years of credited service and 100% after five years of credited service.


APW 401(k) Plan
Notes to Financial Statements, Continued
--------------------------------------------------------------------------------
1. Plan Description, Continued:

      As of January 1, 1998, participant accounts under the Savings Plan and ESOP Plan are subject to special vesting provisions as follows:

      Years of Vesting Savings Plan Company    Plan Matching     "Core" Contribution
         Service       Contribution Account Contribution Account       Account
      ---------------- -------------------- -------------------- -------------------
      Less than 3      100% vested          50% after 3 years;   50% after 3 years;
                                            100% after 5 years   100% after 5 years

      3 or more        100% vested          100% vested          50% after 3 years
                                                                 100% after 5 years


   f. Payment of Benefits: Withdrawals are subject to the limitations of Section 401(k) of the Internal Revenue Code. Upon retirement or death, the participant or his beneficiary is entitled to 100% of the participant's and vested employer contributions plus allocated earnings of the Plan. Participants or their beneficiaries can elect to receive their benefit payments either in a lump sum or in installments. Benefit payments requested but unprocessed amounted to approximately $200,000 and $420,000 at August 31, 1999 and 1998, respectively.

   g. Participant Loans: Participants may borrow from their vested fund accounts, with the exception of amounts designated as core contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loan accounts. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at prime plus one percent. Principal and interest are payable ratably through payroll deductions.

   h. Forfeited Accounts: Any non-vested portions of terminated accounts will be used to reduce future employer contributions. Forfeitures amounted to $401,000 and $689,000 for the Plan years ended August 31, 1999 and 1998, respectively.

2. Summary of Significant Accounting Policies:

   The following is a summary of the Plan's significant accounting policies.

   a. Estimates: The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions which affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   b. Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition. Investments of the Plan are stated at fair market value determined by quoted prices in an active market. Purchases and sales of investments are recorded on a trade date basis.

APW 401(k) Plan
Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

2. Summary of Significant Accounting Policies, Continued:

   c. Investment Income: In accordance with the policy of stating investments at fair value, net appreciation or depreciation in the fair value of investments includes realized and unrealized gains and losses for the year. Interest income is recorded on the accrual basis and dividend income is recorded when reported as received by the trustee.

   d. Contributions: Contributions from employees are recorded in the period the Company makes payroll deductions from the Plan participants. Employer contributions are funded currently.

   e. Payment of Benefits: Benefits are recorded when paid.

   f. Administrative Expenses: Certain fees charged by the trustee are paid by the Plan. All other administrative expenses are paid by the Company at no cost to the Plan.

      Under the provisions of the ESOP Plan for the period from September 1, 1997 to December 31, 1997, all expenses incurred by the ESOP Plan, including periodic fees charged by the service providers to the ESOP Plan, were reimbursed or paid directly by the Company.


3. Restatement of 1998 Financial Statements:

   The 1998 financial statements have been restated to properly reflect the employer contributions. This resulted in the decrease of employer contributions receivable and net assets available for Plan benefits in the Statement of Net Assets Available for Plan benefits at August 31, 1998, and employer contributions in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended August 31, 1998, in each case, by $3,819,311.


4. Investments:

   The following investments represent five percent or more of the Plan's net assets at August 31, 1999 and 1998:

                                                          1999       1998
                                                     ----------- -----------

Fidelity Equity Growth (Magellan) Fund               $23,659,752 $14,952,379
Fidelity Balanced Fund                                 9,421,095   6,814,290
Fidelity Managed Income Portfolio Fund                12,043,510  11,213,210
Fidelity Spartan U.S. Equity Index Portfolio Fund     10,488,307   6,084,184
APW Stock Fund                                        44,463,023  31,790,606

5. Tax Status:

   The Plan obtained its latest determination letter as of May 8, 1998, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
   The Plan has been amended since receiving that determination letter and applied for a new determination. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

APW 401(k) Plan
Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

6. Plan Termination:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


7. Related Party Transactions:

   Plan investments are held and managed by Fidelity Institutional Retirement Services Company (Fidelity). Fidelity is the trustee of the Plan, custodian of the assets of the Plan and processes the daily transactions of the Plan. The APW Stock Fund invests in the stock of the Company. Therefore, transactions with Fidelity and the Company qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. At August 31, 1999 and 1998, 39% and 41% respectively, of the Plan's total investments were invested in the APW Stock Fund.


8. Reconciliation of Financial Statements to Form 5500:

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at August 31, 1999 and 1998.

                                                                   1999          1998
                                                               ------------   -----------
   Net assets available for plan benefits per the
    financial statements                                       $113,206,879   $77,575,930
   Amounts allocated to withdrawing participants                   (199,893)     (420,655)
                                                               ------------   -----------
   Net assets available for plan benefits per Form 5500        $113,006,986   $77,155,275
                                                               ============   ===========

   The following is a reconciliation of distributions to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended August 31, 1999.

   Distributions to participants per the financial statements    $8,556,752
   Add:  Amounts allocated to withdrawing participants at
         August 31, 1999                                            199,893
   Less: Amounts allocated to withdrawing participants at
         August 31, 1998                                           (420,655)
                                                                 ----------
   Benefits paid to participants per the Form 5500               $8,335,990
                                                                 ==========

   Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to August 31 but not yet paid as of that date.

APW 401(k) Plan
Item 27a -- Schedule of Assets Held for Investment Purposes
August 31, 1999
--------------------------------------------------------------------------------

 Column A               Column B                                      Column C                            Column E
---------- -----------------------------------  ----------------------------------------------------   --------------
                  Identity of Issuer,
                   Borrower, Lessor                                                                       Current
                   or Similar Party             Description of Investment                                  Value
---------- -----------------------------------  ----------------------------------------------------   --------------
    *      Fidelity Investments Institutional   191,035.544 shares, Equity Growth (Magellan) Fund,
           Service Company                      $123.85 net asset value                                 $ 23,659,752

    *      Fidelity Investments Institutional   79,206.836 shares, Growth Company Fund,
           Service Company                      $64.05 net asset value                                     5,073,198

    *      Fidelity Investments Institutional   159,022.376 shares, Intermediate Bond Fund,
           Service Company                      $9.84 net asset value                                      1,564,780

    *      Fidelity Investments Institutional   543,943.130 shares, Balanced Fund,
           Service Company                      $17.32 net asset value                                     9,421,095

    *      Fidelity Investments Institutional   77,522.737 shares, International Growth and Income
           Service Company                      Fund, $24.17 net asset value                               1,873,725

    *      Fidelity Investments Institutional   104,126.507 shares, low-priced Stock Fund,
           Service Company                      $23.31 net asset value                                     2,427,189

    *      Fidelity Investments Institutional   12,043,509.530 shares, Managed Income Portfolio
           Service Company                      Fund, $1.00 net asset value                               12,043,510

    *      Fidelity Investments Institutional   222,728.978 shares, Spartan U.S. Equity Index
           Service Company                      Portfolio Fund, $47.09 net asset value                    10,488,307

    *      Applied Power Inc.                   1,451,617 shares, APW Stock Fund,
                                                $30.63 net asset value                                    44,463,023

    *      Plan Participants                    Participants loans, interest
                                                from 8.75 - 9.50%                                          1,945,566
                                                                                                        ------------
                                                                                                        $112,960,145
                                                                                                        ============

* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) ERISA.

(A) Column D, Cost, is omitted as the information is not available from the trustee.

See Report of Independent Accountants.


APW 401(k) Plan
Item 27d--Schedule of Reportable Transactions
for the year ended August 31, 1999
---------------------------------------------------------------------------------------------------------------------
            Column A                  Column B           Column C         Column D         Column G        Column I
-------------------------------  -------------------  -------------  -----------------  --------------  ---------------
  Identity of Party Involved      Description of         Purchase        Selling           Cost of         Net Gain
                                      Asset               Price           Price             Asset          or (Loss)
-------------------------------  -------------------  -------------  -----------------  --------------  ---------------
Fidelity                          Equity Growth
  (238) purchases                 (Magellan) Fund      $ 7,716,147     $ 4,501,205        $ 3,531,699     $   969,506
  (207) sales

Fidelity                          Growth Company
  (209) purchases                 Fund                   2,988,627         976,559            847,031         129,528
  (155) sales

Fidelity                          Balanced Fund
  (208) purchases                                        2,840,991       1,374,120          1,218,326         155,794
  (167) sales

Fidelity                          Managed Income
  (211) purchases                 Portfolio Fund         4,591,110       3,760,811          3,760,811              --
  (190) sales

Fidelity                          Spartan U.S.
  (221) purchases                 Equity Index Fund      3,659,208       1,665,493          1,262,741         402,752
  (172) sales

Applied Power Inc.                APW Stock Fund
  (221) purchases                                        9,600,845       4,903,178          3,045,461       1,857,717
  (192) sales

(A) The numbers disclosed in parentheses represent the number of transactions in a series of transactions. A single transaction is reported as a part of a series of transactions, whenever possible.

(B) Column E, Lease Rental, is omitted as it is not applicable.

(C) Column F, Expense Incurred with Transaction, is omitted, as the price reported is net of commission or expense, if any.

(D) Column H, Current Value of Asset of Transaction Date, is omitted, as there are no deviations of purchase price and selling price from the current value on the transaction date.

    See Report of Independent Accountants.